UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Ezcomm Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   30231N 10 7
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                                 (CUSIP Number)

                            Ezcomm Enterprises, Inc.
                           16-7 SMJUNG-DONG, OJUNG-GU
                               BUCHEON, KYONGGI-DO
                                      KOREA
                         Attention: Corporate Secretary

                                 With a copy to:

                                Scott Galer, Esq.
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                         Stubbs Alderton & Markiles, LLP
                       15821 Ventura Boulevard, Suite 525
                            Encino, California 91436
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 30, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D
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CUSIP NO. 30231N 10 7                                                PAGE 2 OF 5
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------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSONS
              S.S OR I.R.S. IDENTIFICATION NOS. OF  ABOVE PERSONS

              Seung Kwon Noh
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]

                                                                 (b)  [_]
------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS

              OO
------------- ------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [_]

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Republic of Korea
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  NUMBER OF              7          SOLE VOTING POWER

   SHARES                           -86,501,970- (See Response to Item 5).
                         ---------- --------------------------------------------
BENEFICIALLY             8          SHARED VOTING POWER

  OWNED BY                          -16,488,213-
                         ---------- --------------------------------------------
    EACH                 9          SOLE DISPOSITIVE POWER

  REPORTING                         -86,501,970- (See Response to Item 5).
                         ---------- --------------------------------------------
   PERSON                10         SHARED DISPOSITIVE POWER

    WITH                            -16,488,213-
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  102,990,183       (See Response to Item 5.)
----------------- --------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                                                                          [_]
----------------- --------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.4% (See Response to Item 5.)
----------------- --------------------------------------------------------------
14                TYPE OF REPORTING PERSON*

                  IN
----------------- --------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Ezcomm Enterprises, Inc., a Delaware corporation (the "Company" or the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The address of the principal executive offices of the Issuer is 16-7 SMJUNG-DONG, OJUNG-GU, BUCHEON, KYONGGI-DO KOREA.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      This  Statement  is  hereby  filed  by Seung  Kwon Noh (the  "Reporting
         Person").

(b) The business address of the Reporting Person is 16-7 SMJUNG-DONG, OJUNG-GU, BUCHEON, KYONGGI-DO KOREA.

(c) The present principal occupation of the Reporting Person is Chief Executive Officer of Eugene Science, Inc.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      The Reporting Person is a citizen of the Republic of Korea.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 30, 2005, pursuant to an Exchange Agreement dated September 1, 2005 (as amended, the "Exchange Agreement") by and among the Issuer, Eugene Science, Inc., a Korean corporation ("Eugene Science"), and certain shareholders of Eugene Science (the "Eugene Science Shareholders"), the Issuer acquired approximately 89.5% of the issued and outstanding shares of Eugene Science from the Eugene Science Shareholders in exchange for the issuance by the Issuer to the Eugene Science Shareholders of an aggregate of 272,790,948 shares of Common Stock (the "Exchange Transaction"). Each outstanding Eugene Science share held by the Eugene Science Shareholders was converted into
9.2253525 shares of Common Stock, and the Issuer and the Eugene Science Shareholders exchanged and equal amount of cash equal to 3 Korean Won per share of Eugene Science exchanged. The Exchange Transaction resulted in a change of control of the Issuer, with the Eugene Science Shareholders owning approximately 89% of the Issuer on a fully diluted basis. A copy of the Exchange Agreement is attached hereto as EXHIBIT A. All of the 102,990,183 shares of Common Stock beneficially owned by the Reporting Person were issued by the Issuer upon closing of the Exchange Transaction in exchange for shares of Eugene Science.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Person acquired his Common Stock pursuant to the Exchange Transaction. The Reporting Person has no plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person directly owns 86,501,570 shares of Common Stock. On-Bio Corporation, a corporation of which the Reporting Person is an executive officer and principal shareholder, owns 9,213,678 shares of Common Stock. The Reporting Person's spouse owns 7,274,535 shares of
         Common Stock. The Reporting Person may be deemed to beneficially own the shares held by On-Bio Corporation and his spouse, but disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.

(b) The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of 86,501,570 shares of Common Stock. The Reporting Person may be deemed to have beneficial ownership of, and have the power to vote or direct the vote and dispose or direct the disposition of, (i) the 9,213,678 shares of Common Stock held by On-Bio Corporation and the 7,274,535 shares held by the Reporting Person's spouse.

(c) Other than the transactions associated with the Exchange Transaction outlined in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Common Stock during the past sixty (60) days.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. The Exchange Agreement is attached hereto as EXHIBIT B (incorporated by reference to Exhibits 2.1 and 2.1.1 to the Issuer's Current Report on Form 8-K, filed on October 6, 2005).

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    October 11, 2005




                                 /S/ SEUNG KWON NOH
                                 -------------------------
                                 SEUNG KWON NOH


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